EXHIBIT 99.5
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the inclusion in this Annual Report on Form 40-F for Trizec Canada Inc. of our report dated February 10, 2006 relating to the consolidated financial statements for the years ended December 31, 2005 and 2004 and our report dated February 10, 2006 relating to the supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, which appears in this Form 40-F.
/s/  PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
March 17, 2006